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MEXICO CITY, Feb. 18, 2015 /PRNewswire/ -- Volaris (NYSE: VLRS and BMV: VOLAR), informs that on February 16, 2015 it was published on the Official Gazette of the Federation the "Extract of the Agreement by which the Mexican Federal Commission of Economic Competition initiates the ex-officio investigation identified by the file number IEBC-001-2015, in the market of the provision of air transportation services that use the Mexico City International Airport for its procedures of landing and/or take-off with the purpose of determining the probable existence of barriers to competition and free competition or essential assets that might generate anticompetitive effects." We express our disposition to collaborate with the investigating authority, if required, and will be on watch for the results arising from such investigation.

Investor Relations contact:
Andres Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

About Volaris:

*Controladora Vuela Compania de Aviacion, S.A.B. de C.V. ("Volaris" or the "Company") (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 130 and its fleet from four to 51 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 36 cities in Mexico and 19 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com